[LAIFER CAPITAL MANAGEMENT, INC. LETTERHEAD]

                                                              June 4, 1997


The Board of Directors
TRM Copy Centers Corporation
5208 N.E. 122nd Avenue
Portland, OR  97230

         Re:      TRM Copy Centers Corporation (the "Company")

Dear Sirs:

         As a longtime shareholder and supporter of the Company, I am writing to express my increasing frustration with the Company's failure to take actions to enhance shareholder value. I strongly urge the Company's Board of Directors to immediately implement proactive steps to increase the value of the Company's shares. As a first step the Company should use its excess cash flow to implement a share repurchase program, dutch tender auction or extraordinary dividend. The Board should then consider and take additional steps to manage the Company's capital structure to benefit its owners - the shareholders.

         As you know, Laifer Capital Management, Inc., through its managed accounts, currently beneficially owns approximately 780,650 shares (11.3%) of the common stock of the Company. As one of the Company's largest shareholders, I have had discussions in the past with certain officers and directors of the Company at which I repeatedly expressed my view that in spite of the good job being done by the day to day operating management of the Company, the Company's overly conservative capital structure, and lack of focus on enhancing shareholder value were compromising returns to shareholders. Companies with similar operating dynamics that emphasize, maintain and articulate an orientation toward maximizing shareholder returns have shown far greater stock market performance than the Company.

         I intend to review my investment in the Company on a continuing basis and depending on the actions taken by the Company to enhance shareholder value and other factors, I may consider taking any such actions as I believe would facilitate the enhancement of value for all shareholders, including, but not limited to, having discussions with other shareholders regarding alternative ways of enhancing the value of our collective invesment in the Company. I intend to file with the Securities and Exchange Commission an amended Statement of Beneficial Ownership on Schedule 13D to reflect the beliefs expressed in this letter.

The Board of Directors
TRM Copy Centers Corporation
June 4, 1997
Page 2


         I believe the Company's fundamental business prospects are extremely promising but that the Company's per share price does not reflect the intrinsic value of the Company if it were operated with a greater emphasis on shareholder return. I hope you will agree with me and take immediate action.


                                              LAIFER CAPITAL MANAGEMENT, INC.


                                              By:/s/ Lance Laifer
                                                     ------------------------
                                                     Lance Laifer
                                                     President